1(212) 318-6906
michaelzuppone@paulhastings.com

July 15, 2020	94597.00004

VIA EDGAR

Mr. Eric Envall
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Morgan Group Holding Co. Registration Statement on Form S-1 Filed on May 26, 2020 File No. 333-238702

Dear Mr. Envall:

On behalf of our client, Morgan Group Holding Co., a Delaware corporation (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated June 17, 2020, with respect to the above-referenced registration statement (the “Form S-1”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Form S-1 (“Amendment No. 1”).

We have reproduced each of the Staff’s comments below in italics and have provided the Company’s response below each comment.  Page number references in the responses below are to Amendment No. 1.

Form S-1 Filed May 26, 2020

Questions and Answers About the Spin-off, page v

1.
Please specify in this section that following the spin-off, in addition to receiving “services and an allocation of office space from GAMCO Investors, Inc., ACG and affiliates under common control with us by Mario J. Gabelli pursuant to existing expense sharing agreements,” you and ACG will be both be controlled by Mario J. Gabelli.

The Company has revised the disclosure on page v of Amendment No. 1 in response to the Staff’s comment.

July 15, 2020

The Spin-off, page 18

2.
Please describe how you intend to determine the distribution ratio.  Please describe any analyst reports or other materials used as well as whether any persons or entities involved in setting the distribution ratio have any interests in the spin-off and its related transactions.  Indicate whether you intend to seek a fairness opinion.

The number of shares of the Company’s common stock to be distributed for each share of Associated Capital Group, Inc.’s (“ACG”) common stock will be determined by the ratio of the number of shares of outstanding ACG common stock as of the record date to the number shares of the Company’s common stock to be distributed by ACG. Based on the shares outstanding as of April 30, 2020, as reported in ACG’s Quarterly Report on Form 10-Q, the ratio is 22,384,296:500,000, or, stated differently, 44.769:1. In response to the Staff’s comment, the Company has revised the disclosure on pages 19-20 of Amendment No. 1 to include information as to how the ratio is calculated as well as a table that shows the number of shares the Company’s common stock to which a holder of ACG common stock is entitled to receive at various levels of ownership of ACG common stock. This table will be completed in Rule 424(b) prospectus filed after the effective date. For the Staff’s convenience, we have set forth below a completed table which shows the number of shares to be distributed.

Number of Shares of ACG Common Stock held by Holder	Number of Shares of our Common Stock to be Distributed to Holder*
1	—
50	1
100	2
500	11
1,000	22
5,000	111
10,000	223
____________________
* Reflects the elimination of fractional shares to be cashed out in connection with the Distribution.

ACG does not intend to obtain a fairness opinion in connection with authorizing the dividend of the 500,000 shares of the Company’s common stock.

Treatment of Fractional Shares, page 19

3.
Please revise this section and the risk factor section to note the risks involved in this process due to the lack of established market for your shares and that such a significant majority of your shares are held by related parties.  Please indicate if you anticipate that any such aggregated shares will be purchased by related parties.

The Company has revised the disclosure on pages 10 and 20 of Amendment No. 1 in response to the Staff’s comment, including confirmation that the Company’s affiliates will not purchase any shares from the distribution agent.

July 15, 2020

Existing Agreements with ACG, page 40

4.	Please confirm that none of your agreements with ACG will be amended as a result of the spin-off.

The Company confirms that none of its agreements with ACG will be amended as a result of the Spin-Off. The Company has included corresponding disclosure on page 41 of Amendment No. 1.

Notes to Condensed Consolidated Financial Statements March 31, 2020
11. Subsequent Events, page F-12

5.	Please update us with your current intentions regarding your proposed 1-for-100 reverse split including what impact this will have on your current shareholders.

The reverse stock split was implemented on June 10, 2020. The Company filed a Current Report on Form 8-K on June 12, 2020 to disclose the details of reverse stock split. In response to the Staff’s comment, the Company has revised the disclosure in Note 1 on page F-7, Note 11 on page F-12, Note B on page F-19 and Note L on page F-29 of Amendment No. 1 to update and include information concerning the completed reverse stock split. Please note that the consolidated financial statements have been revised to give retrospective effect to the reverse stock split.

*          *          *          *          *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 318-6906.

Sincerely,

/s/ Michael L. Zuppone, Esq.

Enclosure

cc:	Joseph L. Fernandez, Morgan Group Holding Co.
Felicia Y. Yen, Esq., Paul Hastings LLP